Exhibit 99.1

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

To the Shareholders of Glory Star New Media Group Holdings Limited:

You are cordially invited to attend the Annual General Meeting (2022) of Glory Star New Media Group Holdings Limited (the “Company”) on Friday, March 31, 2023 (the “Annual General Meeting”), at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, at 10:00 a.m., local time. A Notice of the Annual General Meeting, a Proxy Card and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of our ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Tuesday, February 14, 2023 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

Our activities for the fiscal year ended December 31, 2021, are included in our annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 8, 2022 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy card promptly in the enclosed self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Annual General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

NOTICE OF THE ANNUAL GENERAL MEETING (2022)

OF GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

To Be Held on March 31, 2023

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (2022) of Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company (“Glory Star” or the “Company”), will be held on March 31, 2023, at 10:00 a.m., local time, at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

At the Annual General Meeting, our shareholders will be asked to consider and vote upon:

Proposal No. 1. As an ordinary resolution, Ke Chen be appointed as a Class III Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the Annual General Meeting to be held in 2025 and until his successor is appointed and duly qualified, or until his earlier resignation or removal. We refer to Proposal 1 as the “Director Appointment Proposal”; and

Proposal No. 2. As an ordinary resolution, the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2022, be approved and ratified. We refer to Proposal 2 as the “Ratification of Auditors Proposal.”

Only holders of record of our ordinary shares at the close of business on February 14, 2023 are entitled to notice of the Annual General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Annual General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy Card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer
February 24, 2023

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

PROXY STATEMENT

February 24, 2023

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Glory Star New Media Group Holdings Limited (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2022 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report for the fiscal year ended December 31, 2021, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on March 8, 2022.

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, not less than forty-eight (48) hours before the time appointed for the Annual General Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the Annual General Meeting and withdrawing the Proxy Card, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on February 14, 2023, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of the holders of a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The Director Appointment Proposal will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” However, the Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2021, are included in our annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 8, 2022 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Annual Report that we have filed with the SEC. You may request copies of the Annual Report by addressing your request to Secretary, Glory Star New Media Group Holdings Limited, 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of February 14, 2023:

●	each person known to us to own beneficially more than 5% of our ordinary shares;
●	each of our current executive officers and directors; and
●	each of our directors and executive officers as a group.

As of February 14, 2023, we had a total of 68,124,402 ordinary shares outstanding.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of Ownership
Bing Zhang(2)	19,712,863	28.9%
Jia Lu(3)	6,554,281	9.6%
Ke Chen	2,000	* %
Zhihong Tan	2,000	* %
Yong Li	2,000	* %
All directors and executive officers as a group (five individuals):	26,273,144	38.6%
Happy Starlight Limited(2)	18,952,863	27.8%
Enjoy Starlight Limited(3)	6,554,116	9.6%
Shah Capital Management(4)	7,557,251	11.1%
Shah Capital Opportunity Fund LP(4)	7,557,251	11.1%
Himanshu H. Shah(4)	7,557,251	11.1%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the director and chief executive officer of Glory Star. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 27.8% of our ordinary shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 9.6% of our ordinary shares.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. Consequently, Mr. Shah may be deemed the beneficial owner of the shares held by Shah Capital Opportunity Fund LP and has shared voting and dispositive control over such securities.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual Meeting) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Zhihong Tan, and Jia Lu, will expire at our 2023 Annual Meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, will expire at the 2024 Annual Meeting and the term of office of the Class III directors, consisting of Mr. Ke Chen, will expire at the 2022 Annual Meeting.

Director Independence. Currently, each of Messrs. Zhihong Tan, Yong Li, and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors. Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee. We have established an audit committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Tan is the Chairperson of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report;
●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Ming Shu Leung, Yong Li, and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee. We have established a nominating committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Compensation Committee. We have established a compensation committee of the board of directors, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;
●	reviewing and approving the compensation of all of our other executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	if required, producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

PROPOSAL NO. 1. ELECTION OF CLASS III DIRECTOR

Our Board of Directors is currently divided into three classes, Classes I, II and III. The Company’s Articles of Association provides that, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three nor a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. The Company currently has five (5) directors. Accordingly, the Board is divided into three (3) classes as nearly equal in number as the then total number of directors permits. Each Class I, Class II and Class III director will be appointed for a three -year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so that one-third of the directors will retire from office at each annual general meeting, and any additional directors of any class appointed to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2022 Annual General Meeting, the existing Class III Director consisting of Mr. Ke Chen is being proposed to be appointed for a three-year term ending 2025, and until his successor is appointed and duly qualified, or until such director’s earlier resignation or removal. A brief summary of Mr. Chen’s principal occupation, business affiliations and other information is as follows.

Mr. Ke Chen, age 44, became our independent director in September 2020. Mr. Chen is a partner at the Beijing Chang-An Law Firm (“Chang-An”), Beijing P.R. China, since 2017 and as its deputy director of the financial securities department from 2014 to 2017. Prior to that time Mr. Chen was an associate at Hogan Lovells since 2004. Mr. Chen focuses his legal practice on banking, stock securities, fund, project finance, mergers and acquisitions, corporate finance, foreign direct investments, outbound investments, construction, real estate and regulatory and compliance work. Mr. Chen received a LLB in 2002 and a LLM in 2003 from the University of Buckingham.

Mr. Chen has consented to being named in this Proxy Statement and to serve on the Board, if appointed. In the event that the nominee is not be available, the persons named in the Proxy Card will vote for the other nominees and may vote for a substitute for the unavailable nominee.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED that, as an ordinary resolution, Ke Chen be appointed as a Class III Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2025 Annual General Meeting and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF MR. KE CHEN AS A CLASS III DIRECTOR TO SERVE A THREE-YEAR TERM UNTIL THE 2025 ANNUAL GENERAL MEETING AND UNTIL HIS SUCCESSOR IS ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF SAID NOMINEE.

PROPOSAL NO. 2: APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Assentsure PAC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Assentsure PAC, the selection of another independent registered public accounting firm will be considered by the Audit Committee and the Board.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED that, as an ordinary resolution, the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2022, be approved and ratified.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

Dated: February 24, 2023